As filed with the Securities and Exchange Commission on May 19, 2022.

Registration No. 333-263338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

To

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SaverOne 2014 Ltd.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

State of Israel	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

+972-39094177

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
(302) 738-6680
(302) 738-7210 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq. David Huberman, Esq. McDermott Will & Emery LLP One Vanderbilt Avenue New York, NY 10017-3852 Telephone: 212.547.5541	Giora Gutman, Esq. Doron Tikotzky Kantor Gutman & Amit Gross B.S.R. 4 Tower, 33 Floor 7 Metsada Street Bnei Brak 5126112 Israel Telephone: +972 3 613 3371	Oded Har-Even, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: +1.212.660.3000	Reut Alfiah, Adv. Gal Cohen, Adv. Sullivan & Worcester Israel (Har-Even & Co.) HaArba’a Towers - 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972.74.758.0480

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Explanatory Note

SaverOne 2014 Ltd. (the “Registrant”) is filing this Amendment No. 5 (the “Amendment”) to its Registration Statement on Form F-1 (Registration Statement No. 333-263338) as an exhibits-only filing to file Exhibit 1.1 and restate the list of exhibits set forth in Item 8 of Part II of the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page and the exhibit index, and the filed exhibits. The prospectus is unchanged and has been omitted.

PART II

Information Not Required in Prospectus

Item 6. Indemnification, Insurance and Exculpation of Office Holders (including Directors).

Under the Israeli Companies Law 5759-1999, or the Companies Law, the Securities Law, 5728-1968, or the Securities Law, and the Restrictive Trade Practices Law, 5748-1988, or the Antitrust Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

●	a monetary liability imposed on the office holder in favor of all the injured parties by the breach in an Administrative Proceeding (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses expended by the office holder with respect to an Administrative Proceeding under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

●	financial liability imposed on the office holder on behalf of all the victims of the breach in an Administrative Proceeding;

●	expenses incurred by an office holder in connection with a proceeding conducted with respect to the office holder under the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Proceeding” is defined as a proceeding pursuant to chapters H3 (Monetary Sanction by the Israel Securities Authority), H4 (Administrative Enforcement Proceedings of the Administrative Enforcement Committee) or I1 (Arrangement to Conditionally Prevent Proceedings or Suspend Proceedings) of the Securities Law.

●	Under the Companies Law, the Securities Law and the Antitrust Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party in certain Administrative Proceedings under the Securities Law, including reasonable attorneys’ fees and other litigation expenses;

●	expenses incurred by an office holder in connection with an Administrative Proceeding, including reasonable attorneys’ fees and other litigation expenses; and

●	monetary liability imposed on the office holder in proceedings under or in connection with the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited as follows: the maximum aggregate amount of indemnification that we may pay to all office holders entitled to indemnification, whether in advance or after the event, with respect to all our indemnification undertakings to officer holders, if and to the extent that it grants them, based on the grounds specified above, shall not exceed the maximum indemnification amount of 25% of our shareholders’ equity according to its last financial statements at the time of indemnification. Such indemnification amounts are in addition to any insurance amounts. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

We have also entered into agreements with each of our current office holders undertaking to exculpate them in accordance with the Companies Law, whereby an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder from liability for a breach of a fiduciary duty, and may not exculpate a director in advance from liability arising out of a prohibited dividend or distribution to shareholders. We also do not exculpate our directors in advance from liability for damages caused to the company as a result of a breach of duty of care in connection with a transaction in which a controlling shareholder or any office holder has a personal interest.

Item 7. Recent Sales of Unregistered Securities.

We have issued securities which were not registered under the Securities Act as set forth below.

The following is a summary of transactions during the preceding three years involving sales of our securities that were not registered under the Securities Act (all amounts converted to USD using the exchange rate as of December 31, 2021):

On February 26, 2019, we issued 25,747 ordinary shares of the Company pursuant to the exercise of options by employees for aggregate proceeds of NIS 108,000 (approximately $33,000).

On February 23, 2020, we entered into an agreement with Mor Provident Funds Ltd., or Mor, pursuant to which we issued 277,108 ordinary shares to Mor in consideration of NIS 3,430,000 (approximately $1 million). In addition, upon completion of a fundraising transaction with Mor, certain bridge investments Mor made in the Company were fully converted into an aggregate of 1,470,835 ordinary shares. Further, in May 2021, we issued 89,347 shares to certain investors according to investment agreements.

On May 24, 2020, our Board of Directors approved to amend an investment agreement that was originally signed on April 28, 2020 with Unicorn Technologies, Limited Partnership, or Unicorn, pursuant to which we issued 39,963 ordinary shares in Unicorn in consideration of NIS 630,000 (approximately $180,000).

On June 9, 2020, we issued 1,585,400 ordinary shares pursuant to our Initial Public Offering (IPO) on the Tel-Aviv Stock Exchange, or TASE, at a price per share of NIS 16.40 (approximately $5.00). The aggregate proceeds from the offering were approximately NIS 26 million (approximately $8 million).

Upon completion of the IPO on the TASE, all the then outstanding seed shares were fully converted into 2,525,018 ordinary shares of the Company, par value NIS 0.01 each. This amount includes 614,149 seed shares that were issued to certain investors on January 7, 2020 for NIS 2,422,000 (approximately $744,000).

On November 16, 2020, we completed a public offering on the TASE, pursuant to which we issued 387,097 units, which consisted of 774,194 ordinary shares and 387,097 stock warrants, for aggregate gross proceeds of NIS 21 million (approximately $6.4 million).

During August-December 2020, we issued 27,011 ordinary shares, pursuant to the on exercise of options by employees, for aggregate proceeds of NIS 96,000 (approximately $29,000).

On January 31, 2021, we issued 288,080 ordinary shares upon exercise of unregistered rights granted to Keshet Holdings Limited Partnership in August 2019.

Since January 2019, we have granted to our directors, officers, employees and other service providers options to purchase an aggregate of 553,696 ordinary shares under our incentive option plan, with exercise prices ranging between NIS 0.30 (approximately $0.10) and NIS 36 (approximately $11) per share. As of December 20, 2021, 52,758 ordinary shares have been issued upon the exercise of options granted to our directors, officers and employees and other service providers under our incentive option plan, and options to purchase 49,288 shares were cancelled, forfeited, expired, or were otherwise not granted, such that the total outstanding amount of options to our directors, officers and employees and other service providers under our incentive option plan as of such date is 47,499.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**#	Articles of Association of the Registrant
4.1**	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder
4.2**	Specimen American Depositary Receipt (included in Exhibit 4.1)
4.3*	Form of Underwriter’s Warrant (included in Exhibit 1.1)
4.4**	Form of Warrant Agent Agreement
4.5**	Form of Warrant
4.6**	Form of Pre-Funded Warrant
5.1**	Opinion of Doron Tikotzky Kantor Gutman & Amit Gross, Israeli counsel to the Registrant (including consent)
5.2**	Opinion of McDermott Will & Emery LLP, U.S. counsel to the Registrant (including consent)
10.1**#	Form of Indemnification Agreement
10.2**	Saverone 2014 Ltd. 2015 Share Incentive Plan
23.1**	Consent of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm with respect to financial statements of the Registrant
23.2**	Consent of Doron Tikotzky Kantor Gutman & Amit Gross, Israeli counsel to the Registrant (included in Exhibit 5.1)
23.3**	Consent of McDermott Will & Emery LLP, U.S. counsel to the Registrant (included in Exhibit 5.2)
24.1**	Power of Attorney (included in signature page hereto)
107**	Filing Fee Table

*	Filed herewith.
**	Previously Filed.
#	English translation of original Hebrew document.

Item 9. Undertakings.

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

c.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

d.	The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, Israel, on May 19, 2022.

SAVERONE 2014 LTD.

By:	/s/ Ori Gilboa
Name:	Ori Gilboa
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Ori Gilboa	Chief Executive Officer and Director	May 19, 2022
Ori Gilboa	(Principal Executive Officer)

/s/ Tony Klein	Chief Financial Officer	May 19, 2022
Tony Klein	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	May 19, 2022
Jacob Tenenboim

*	Director	May 19, 2022
Michal Brikman Marom

*	Director	May 19, 2022
Gil Sheratzki

*	Director	May 19, 2022
Yehoshua Abramovic

*	Director	May 19, 2022
Yaron Be’eri

*	Director	May 19, 2022
Shlomo Shalev

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the city of Newark, the State of Delaware, on May 19, 2022.

By:	Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director